September 1st, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair calls for AusAm to engage in good faith negotiations

-  Crosshair proposal to acquire US Uranium Assets implies a 190% value premium to recent AusAm share price -
- Significant potential for additional upside from future asset development –
- Crosshair shares have superior liquidity and market access -

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) again calls on the Board of Australian American Mining Corporation Limited (“AusAm”) (ASX: AIW) to engage in good faith negotiations with Crosshair around its proposal to acquire certain AusAm assets. Crosshair also calls on shareholders of AusAm to vote against all matters at the upcoming AusAm shareholder meeting scheduled for September 9, 2011, including the 1 for 5 share consolidation. Crosshair notes that based on its review of AusAm public filings, the Board of AusAm owns collectively only 1.13% of AusAm’s ordinary shares (this includes the 391,000 AusAm shares acquired by Mr. Denis Geldard after the Crosshair proposal was delivered to AusAm).

Crosshair has proposed a direct equity payment of US$12.85 million worth of Crosshair shares in exchange for AusAm’s United States uranium assets, namely the Apex/Lowboy Project, Lone Star Project and Rio Puerco Project (the “U.S. Uranium Assets”). Crosshair would then be responsible for progressing development of the US Uranium Assets and enhancing their future value.

To date the Board of AusAm has refused to engage with Crosshair in good faith negotiations about the proposal.

Crosshair is not making a takeover offer for AusAm’s ordinary shares. Crosshair is only proposing to acquire AusAm’s U.S. Uranium Assets in exchange for Crosshair shares. As part of its proposal, Crosshair has suggested that AusAm distribute any Crosshair shares it receives to AusAm shareholders and as a result AusAm shareholders would receive Crosshair shares that are listed on the Toronto Stock Exchange and NYSE AMEX.

Even though Crosshair is not making a takeover offer for AusAm’s ordinary shares, an implied per share value for Crosshair’s proposal can be determined. Including the Crosshair equity placement, the implied value of AusAm is 5.3 cents per share, based on the Crosshair equity proposal of $US12.85 million, plus AusAm’s cash and cash equivalents of A$5.8 million.1,2

1 Based on AusAm’s most recent financial statements as at June 30, 2011, comprised of cash of A$4.3 million and shares in ASX listed company Forge Resources Ltd.

2 Based on the currency exchange rate of US$ 1 = AU$ 0.94

This implied value represents:

•	190% premium to the closing price of AusAm shares of 2.8 cents on 26 August, being the day prior to Crosshair’s proposal becoming public
•	150% premium to the one month VWAP of AusAm shares of 3.53 cents
•	172% premium to the three month VWAP of AusAm shares of 3.07 cents

Notably, this valuation does not include any value for AusAm’s non-uranium assets, such as the highly prospective gold and rare earth projects. Nor does the value include any future upside from the expedited development of the US Uranium Assets under Crosshair management.

Mark Morabito, the Executive Chairman of Crosshair, said AusAm shareholders deserved better:

“AusAm’s engagement to date has been through its solicitors and has not been in good faith. The demands put forward are a delaying tactic in our view.”

“Everyone will win if Crosshair is able to provide a significant premium to AusAm shareholders, and then unlock the value of the US Uranium assets. Crosshair has a local presence and proven project management skills, which puts it in a good position to fast-track the development of these valuable assets.”

“Under our proposal AusAm will receive valuable Crosshair shares. AusAm may elect to distribute the Crosshair shares to AusAm shareholders or it may elect to continue to hold a significant stake in Crosshair – either way AusAm shareholders will be exposed to the upside associated with an interest in Crosshair. So a ‘win-win’ for everyone is highly probable, indeed, it is the only way this will proceed. That is why we need the Board of AusAm to engage in discussions.”

“Our proposal stacks up in terms of present value. It stacks up in terms of the future. And it stacks up for both AusAm and Crosshair shareholders. For AusAm to not engage in meaningful direct discussions with us on this proposal is a disservice to shareholders and raises questions about whose interests they really serve.”

Crosshair is listed on the Toronto Stock Exchange and NYSE AMEX, two of the world’s most liquid exchanges.

If AusAm elects to distribute Crosshair shares to AusAm shareholders on implementation of the proposal, Crosshair is willing to work with AusAm to facilitate a suitable share sale facility should any AusAm shareholders seek to sell the Crosshair shares they receive.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Australia Media, please contact:
Stuart Carson / Shane Murphy
FTI Consulting
0403 527 755 / 0420 945 291
stuart.carson@fticonsulting.com  / shane.murphy@fticonsulting.com

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Crosshair has senior stock exchange listings on the Toronto Stock Exchange and NYSE AMEX. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

About AusAm
AusAm is an Australian company with an Australian Stock Exchange listing that holds certain mineral properties in the United States, including the AusAm Uranium Assets. Crosshair is a shareholder in AusAm and like so many AusAm shareholders it is deeply concerned at the continuing underperformance of AusAm and what Crosshair believes to be the mismanagement of AusAm’s assets.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things Crosshair’s intention with respect to the proposal, the terms of any proposal, the distribution of Crosshair shares to AusAm shareholders, the outcome of any negotiations and the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.